U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

September 28, 2009

FILED VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: TRUST FOR PROFESSIONAL MANAGERS (the “Trust”)
File Nos.: 333-62298, 811-10401

To Whom It May Concern:

On behalf of the Trust, I hereby submit this application for withdrawal of Post-Effective Amendment No. 145 to the Trust’s Registration Statement, filed on July 8, 2009 on Form N-1A, pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”); and Post-Effective amendment No. 156 to the Trust’s Registration Statement, filed on September 18, 2009 on Form N-1A, pursuant to Rule 485(b) of the 1933 Act, and pursuant to the Investment Company Act of 1940, as amended, and the regulations thereunder  No securities were sold in connection with Post-Effective Amendment No.145 or Post-Effective Amendment No.156.

Post-Effective Amendment No. 145 was filed for the purpose of adding one new series to the Trust: the 17 Mile Value Fund (the “Fund”).  Post-Effective Amendment No. 156 was filed for the sole purpose of designating October 21, 2009 as the new effective date for Post-Effective Amendment No. 145, previously filed on Form N-1A on July 8, 2009.  The Trust is filing this application for withdrawal because the Trust has determined not to continue with the establishment of the Fund as a series of the Trust.

Pursuant to the requirements of Rule 478 of the 1933 Act, this application for withdrawal of the amendment has been signed by the President of the Trust this 28th day of September, 2009.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Rachel A. Spearo at (414) 765-5384.

Sincerely,

/s/ Joseph C. Neuberger

Joseph C. Neuberger
President